Exhibit 99.1

EHang Reports Fourth Quarter and Fiscal Year 2024 Unaudited Financial Results

•	Record-high quarterly and annual revenues, up 190.2% and 288.5% YoY, respectively

•	Record-high quarterly and annual delivery volume, 216 units in 2024

•	1st year and 3rd consecutive quarter of non-GAAP profitability[1]

•	1st year and 5th consecutive quarter of positive operating cash flow

•	Fiscal year 2025 revenues expected to be around RMB900 million, up 97% YoY

Guangzhou, China, March 12, 2025 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Operational and Financial Highlights for the Fourth Quarter of 2024

•

EH216 series eVTOL[2] sales and deliveries achieved a record-high of 78 units, representing a 239.1% increase from 23 units in the fourth quarter of 2023, and a 23.8% increase from 63 units in the third quarter of 2024.

•

Total revenues reached a record-high of RMB164.3 million (US$22.5 million), up 190.2% YoY from RMB56.6 million in the fourth quarter of 2023, and up 28.2% QoQ from RMB128.1 million in the third quarter of 2024.

•	Gross margin was 60.7%, slightly down from 64.7% in the fourth quarter of 2023, and on par with 61.2% in the third quarter of 2024.

•	Operating loss was RMB55.4 million (US$7.6 million), representing a 26.4% improvement from RMB75.2 million in the fourth quarter of 2023 and on par with RMB54.7 million in the third quarter of 2024.

•

Adjusted operating income[3] (non-GAAP) was RMB27.9 million (US$3.8 million), a significant improvement from an adjusted operating loss[3] of RMB24.9 million in the fourth quarter of 2023 and a 208.2% increase from RMB9.0 million in the third quarter of 2024.

•

Net loss was RMB46.9 million (US$6.4 million), representing a 35.3% improvement from RMB72.5 million in the fourth quarter of 2023, and a 2.6% improvement from RMB48.1 million in the third quarter of 2024.

•

Adjusted net income[1] (non-GAAP) was RMB36.4 million (US$5.0 million), a significant improvement from an adjusted net loss[1] of RMB22.1 million in the fourth quarter of 2023, and a 132.3% increase from RMB15.7 million in the third quarter of 2024, the third consecutive quarter of non-GAAP profitability[1].

•	Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,154.9 million (US$158.2 million) as of December 31, 2024.

•	Positive operating cash flow continued for the fifth consecutive quarter.

•	Strategic PIPE investments of over US$22 million from Zhuhai Enpower Electric Co., Ltd. (“Enpower”) and a strategic institutional investor from Middle East.

[1]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. Net loss was RMB46.9 million (US$6.4 million) in the fourth quarter of 2024. Net loss was RMB230.0 million (US$31.5 million) in the fiscal year 2024. See “Non-GAAP Financial Measures” below.

[2]

The EH216 series electric vertical take-off and landing (“eVTOL”) aircraft include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

[3]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Operational and Financial Highlights for the Fiscal Year 2024

•	EH216 series eVTOL sales and deliveries were 216 units, a 315.4% increase from 52 units in 2023.

•	Total revenues reached a record-high of RMB456.2 million (US$62.5 million), up 288.5% from RMB117.4 million in 2023.

•	Gross margin was 61.4%, a slight decrease from 64.1% in 2023.

•	Operating loss was RMB253.4 million (US$34.7 million), a 14.5% improvement from RMB296.3 million in 2023.

•	Adjusted operating income[3] (non-GAAP) was RMB19.7 million (US$2.7 million), a significant improvement from an adjusted operating loss[3] (non-GAAP) of RMB144.8 million in 2023.

•	Net loss was RMB230.0 million (US$31.5 million), a 23.9% improvement from RMB302.3 million in 2023.

•

Adjusted net income[1] (non-GAAP) was RMB43.1 million (US$5.9 million), a significant improvement from an adjusted net loss[1] (non-GAAP) of RMB138.8 million in 2023, while delivering the Company’s first year of non-GAAP profitability[1].

•

Cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments balances were RMB1,154.9 million (US$158.2 million) as of December 31, 2024, a 245.7% increase from RMB334.1 million as of December 31, 2023.

•	Positive operating cash flow for the first year with a net cash inflow from operating activities of around RMB160 million (US$21.9 million) in 2024.

Business Highlights for the Fourth Quarter of 2024 and Recent Developments

eVTOL Sales and Market Development

•

China Market: Continued to capitalize on the booming demand for eVTOLs as the first mover in the market, securing new orders from clients such as Weihai High-Tech Zone and Sunriver, and delivering eVTOL products to multiple cities across China, including Shanghai, Weihai, Wenzhou, Shaoguan, Wuhan, among others.

•	Global Presence: Expanded EH216-S’s flight footprint to 16 cities in Japan, Thailand and Mexico, and completed Europe’s first-ever urban flight of a pilotless eVTOL aircraft in Spain.

Preparation for eVTOL Commercial Flight Operations

•

Operator Certification (“OC”): Currently, the Civil Aviation Administration of China (“CAAC”) has completed the document and onsite inspections for the first two applicants—EHang General Aviation, the Company’s wholly-owned subsidiary specializing in UAM operation services, and Heyi Aviation, the Company’s joint venture in Hefei. Both are waiting for the final approvals. Meanwhile, more clients were actively setting up for OC applications, dedicated in future commercial flight operations with EHang eVTOLs in Shenzhen, Shanghai, Taiyuan, Wenzhou, Weihai and more cities across China.

•

Infrastructure: Collaborated with clients to launch new UAM operation centers and eVTOL flights in Hefei, Shanghai, and Shenzhen, and entered a strategic partnership with China Communications Information & Technology Group in December 2024 for co-developing digital UAM infrastructure and low-altitude flight hubs across China.

•

Talent Training: Partnered with the Civil Aviation Flight University of China to train skilled professionals for eVTOL operations and maintenance and address the estimated demand for millions of talents of the low-altitude economy sector in China.

Production Expansion Plan

•

Yunfu Manufacturing Base in South China: Planned expansion to phase II (24,000 square meters), aiming for a total annual production capacity of 1,000 units by 2025. Collaborated with Enpower on intelligent manufacturing and supply chain management through a joint venture to jointly upgrade and expand Yunfu production lines with enhanced automated manufacturing and production efficiency.

•

Hefei Manufacturing Base in East China: Partnered with JAC Motors and Guoxian Holdings, backed by Hefei municipal government, to establish a state-of-the-art eVTOL manufacturing base in Hefei for future production expansion.

•

Weihai Manufacturing Base in East China: Cooperated with Weihai High-Tech Zone with a plan to establish an eVTOL manufacturing base in Weihai as a production hub of Shandong province to support regional demand.

•

Beijing National Headquarters for Low-Altitude Emergency Rescue Equipment in North China: Partnered with Beijing Fangshan District Government to establish a comprehensive emergency firefighting industrial park in Fangshan District of Beijing.

Technology Advancement and Product Development

•

Solid-state Lithium Batteries: Achieved the world’s first eVTOL solid-state lithium battery test flight in collaboration with Shenzhen Inx Energy Technology Co., Ltd., a company specializing in the research and development and production of high-energy density (480Wh/kg) and high-safety lithium metal solid-state batteries, improving EH216-S flight endurance by 90% to over 48 minutes.

•	Electric Motor Drive Systems: Partnered with Enpower to co-develop next-generation electric motors and motor controllers for EHang eVTOLs.

•	Changan Automobile Partnership: Jointly developing flying car-related products to expand EHang’s product line and target mass consumer markets.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “We are thrilled to have concluded 2024 with a series of achievements that have propelled us closer to the widespread commercial adoption of eVTOLs. As a pioneer in the UAM industry, we achieved our highest-ever quarterly and annual eVTOL deliveries, driving revenues to record-high levels and delivering our first year of non-GAAP profitability1. This underscores the accelerating adoption of our pilotless eVTOL solutions. We worked on our production capacity expansion, deepened ecosystem partnerships for infrastructure and talents, and advanced our footprint in Asia, Europe and South America. Looking ahead to 2025, our focus remains on driving innovation, expanding our operational network, and scaling production to meet increasing demands and unlock the full potential of UAM. We are confident in our ability to lead the transformation of aerial transportation and deliver long-term value to our stakeholders.”

Mr. Conor Yang, Chief Financial Officer of EHang: “Year 2024 was a year of exceptional momentum for EHang. Total revenues in the fourth quarter of 2024 surged 190.2% YoY to a new high of RMB164.3 million, with full-year total revenues increasing 288.5% to a record RMB456.2 million. This growth was driven by unprecedented demand for our flagship EH216-S and our strategic execution in certifying our eVTOL, scaling production and preparing for commercial operations. As a result, we made significant strides in non-GAAP profitability1, achieving our 3rd consecutive quarter and 1st year of adjusted net income1 (non-GAAP), alongside 5th consecutive quarter and 1st year of positive operating cash flow. This has enabled us to invest in research and development activities, expand production capacity, and accelerate our business development. With a robust financial position and a competitive edge, we are well-positioned to accelerate innovation and commercialization, sustaining our momentum into 2025.”

Unaudited Financial Results for the Fourth Quarter of 2024

Revenues

Total revenues were RMB164.3 million (US$22.5 million), representing an increase of 190.2% from RMB56.6 million in the fourth quarter of 2023, and an increase of 28.2% from RMB128.1 million in the third quarter of 2024, primarily driven by increased sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB64.6 million (US$8.8 million), compared with RMB20.0 million in the fourth quarter of 2023 and RMB49.7 million in the third quarter of 2024. The year-over-year and quarter-over-quarter increases were in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB99.7 million (US$13.7 million), representing an increase of 172.2% from RMB36.6 million in the fourth quarter of 2023, and an increase of 27.1% from RMB78.4 million in the third quarter of 2024. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 60.7%, representing a 4.0 percentage points decrease from 64.7% in the fourth quarter of 2023, and a 0.5 percentage points decrease from 61.2% in the third quarter of 2024. The year-over-year and quarter-over-quarter decreases were mainly due to changes in revenue mix.

Operating expenses

Total operating expenses were RMB161.4 million (US$22.1 million), compared with RMB114.5 million in the fourth quarter of 2023, and RMB150.7 million in the third quarter of 2024.

•

Sales and marketing expenses were RMB36.2 million (US$5.0 million), compared with RMB20.7 million in the fourth quarter of 2023, and RMB47.3 million in the third quarter of 2024. The year-over-year increase was mainly attributable to increased sales-related compensation and associated share-based compensation expenses due to new grant of share-based awards. The quarter-over-quarter decrease was mainly attributable to lower share-based compensation expenses due to modification of outstanding share-based awards in the third quarter of 2024.

•

General and administrative expenses were RMB69.2 million (US$9.5 million), compared with RMB55.6 million in the fourth quarter of 2023, and RMB59.6 million in the third quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant of share-based awards.

•

Research and development expenses were RMB56.0 million (US$7.7 million), compared with RMB38.1 million in the fourth quarter of 2023, and RMB43.9 million in the third quarter of 2024. The year-over-year and quarter-over-quarter increases were mainly attributable to incremental expenditures on different models of eVTOL aircraft, increased employee compensation and higher share-based compensation expenses due to new grant of share-based awards.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 (non-GAAP) were RMB78.2 million (US$10.7 million), representing an increase of 21.8% from RMB64.2 million in the fourth quarter of 2023, and a decrease of 10.1% from RMB86.9 million in the third quarter of 2024. Adjusted sales and marketing expenses4 (non-GAAP), adjusted general and administrative expenses4 (non-GAAP), and adjusted research and development expenses4 (non-GAAP) were RMB18.1 million (US$2.5 million), RMB23.9 million (US$3.3 million) and RMB36.1 million (US$5.0 million) in the fourth quarter of 2024, respectively.

Operating loss

Operating loss was RMB55.4 million (US$7.6 million), representing a 26.4% improvement from RMB75.2 million in the fourth quarter of 2023, and a slight increase of 1.1% from RMB54.7 million in the third quarter of 2024.

Adjusted operating income (loss)3 (non-GAAP)

Adjusted operating income3 (non-GAAP) was RMB27.9 million (US$3.8 million), compared with adjusted operating loss3 (non-GAAP) of RMB24.9 million in the fourth quarter of 2023, and adjusted operating income3 (non-GAAP) of RMB9.0 million in the third quarter of 2024.

Net loss

Net loss was RMB46.9 million (US$6.4 million), representing a 35.3% improvement from RMB72.5 million in the fourth quarter of 2023, and a 2.6% improvement from RMB48.1 million in the third quarter of 2024.

Adjusted net income (loss) 1 (non-GAAP)

Adjusted net income1 (non-GAAP) was RMB36.4 million (US$5.0 million), compared with adjusted net loss1 (non-GAAP) of RMB22.1 million in the fourth quarter of 2023, and representing an increase of 132.3% from RMB15.7 million in the third quarter of 2024.

Adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB36.4 million (US$5.0 million). Adjusted net loss attributable to EHang’s ordinary shareholders5 (non-GAAP) in the fourth quarter of 2023 was RMB21.9 million, and adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB15.7 million in the third quarter of 2024.

Earnings (loss) per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.33 (US$0.05). Adjusted basic net earnings per ordinary share6 (non-GAAP) was RMB0.26 (US$0.035). Adjusted diluted net earnings per ordinary share6 (non-GAAP) was RMB0.25 (US$0.035).

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses, are non-GAAP financial measures, each defined, respectively, as sales and marketing expenses, general and administrative expenses, and research and development expenses, excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Basic and diluted net loss per ADS were both RMB0.66 (US$0.10). Adjusted basic net earnings per ADS7 (non-GAAP) was RMB0.52 (US$0.070). Adjusted diluted net earnings per ADS7 (non-GAAP) was RMB0.50 (US$0.070).

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,154.9 million (US$158.2 million) as of December 31, 2024.

Unaudited Financial Results for the Fiscal Year 2024

Revenues

Total revenues were RMB456.2 million (US$62.5 million), representing an increase of 288.5% from RMB117.4 million in 2023, primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB176.2 million (US$24.1 million), compared with RMB42.1 million in 2023. The increase was in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB279.9 million (US$38.4 million), representing an increase of 271.7% from RMB75.3 million in 2023.

Gross margin was 61.4%, representing a 2.7 percentage points decrease from 64.1% in 2023. The decrease was mainly due to changes in revenue mix and increased cost per unit of the airworthiness certified EH216-S product.

Operating expenses

Total operating expenses were RMB563.2 million (US$77.2 million), compared with RMB377.8 million in 2023.

•

Sales and marketing expenses were RMB131.0 million (US$18.0 million), compared with RMB60.4 million in 2023. The increase was mainly attributable to increased sales-related compensation and associated share-based compensation expenses due to new grant and modification of share-based awards, as well as increased expansion of sales channels.

•

General and administrative expenses were RMB232.7 million (US$31.9 million), compared with RMB150.1 million in 2023. The increase was mainly attributable to increased employee compensation and related share-based compensation expenses due to new grant and modification of share-based awards.

•

Research and development expenses were RMB199.5 million (US$27.3 million), compared with RMB167.3 million in 2023. The increase was mainly attributable to incremental expenditures on different models of eVTOL aircraft, increased employee compensation and related share-based compensation expenses due to new grant and modification of share-based awards.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 (non-GAAP) were RMB290.1 million (US$39.7 million), representing an increase of 28.2% from RMB226.3 million in 2023. Adjusted sales and marketing expenses4 (non-GAAP), adjusted general and administrative expenses4 (non-GAAP), and adjusted research and development expenses4 (non-GAAP) were RMB65.4 million (US$9.0 million), RMB97.7 million (US$13.4 million) and RMB126.8 million (US$17.3 million) in 2024, respectively.

Operating loss

Operating loss was RMB253.4 million (US$34.7 million), representing a 14.5% improvement from RMB296.3 million in 2023.

Adjusted operating income (loss)3 (non-GAAP)

Adjusted operating income3 (non-GAAP) was RMB19.7 million (US$2.7 million), compared with adjusted operating loss3 (non-GAAP) of RMB144.8 million in 2023.

Net loss

Net loss was RMB230.0 million (US$31.5 million), representing an improvement of 23.9% from RMB302.3 million in 2023.

Adjusted net income (loss) 1 (non-GAAP)

Adjusted net income1 (non-GAAP) was RMB43.1 million (US$5.9 million), compared with adjusted net loss1 (non-GAAP) of RMB138.8 million in 2023.

Adjusted net income attributable to EHang’s ordinary shareholders5 (non-GAAP) was RMB43.3 million (US$5.9 million). Adjusted net loss attributable to EHang’s ordinary shareholders5 (non-GAAP) in 2023 was RMB138.2 million.

Earnings (loss) per share and per ADS

Basic and diluted net loss per ordinary share were both RMB1.71 (US$0.23). Adjusted basic and diluted net earnings per ordinary share6 (non-GAAP) were both RMB0.32 (US$0.04).

Basic and diluted net loss per ADS were both RMB3.42 (US$0.46). Adjusted basic and diluted net earnings per ADS7 (non-GAAP) were both RMB0.64 (US$0.08).

Balance sheets

Cash and cash equivalents, restricted short-term deposits and short-term investments balances were RMB1,154.9 million (US$158.2 million) as of December 31, 2024.

Business Outlook

For the fiscal year 2025, the Company expects the total revenues to be around RMB900 million, representing an increase of approximately 97% year-over-year.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary views regarding its business situation and market conditions, which are subject to change.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, March 12, 2025, U.S. Eastern Time (8:00 PM on Wednesday, March 12, 2025, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10045823-oki8u7.html

Chinese line: https://s1.c-conf.com/diamondpass/10045828-p2qd54.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang’s flagship product EH216-S has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	228,250	610,877	83,690
Short-term deposits	14,397	—	—
Short-term investments	57,494	513,683	70,374
Restricted short-term deposits	33,942	30,295	4,150
Accounts receivable, net[8]	34,786	58,180	7,971
Inventories	59,488	75,687	10,369
Prepayments and other current assets	24,691	68,298	9,356

Total current assets	453,048	1,357,020	185,910

Non-current assets:
Property and equipment, net	44,623	60,224	8,251
Operating lease right-of-use assets, net	74,528	128,433	17,595
Intangible assets, net	2,426	2,617	359
Long-term loans receivable	4,215	—	—
Long-term investments	18,369	33,764	4,626
Other non-current assets	1,436	2,440	334

Total non-current assets	145,597	227,478	31,165

Total assets	598,645	1,584,498	217,075

[8]	As of December 31, 2023 and December 31, 2024, amount due from a related party of RMB1,700 and RMB458 (US$63) was included in accounts receivable, net, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2023	December 31, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	69,798	64,250	8,802
Accounts payable	35,101	127,446	17,460
Contract liabilities[9]	37,169	62,561	8,571
Current portion of long-term bank loans	3,538	10,500	1,438
Mandatorily redeemable non-controlling interests	—	40,000	5,480
Accrued expenses and other liabilities	94,149	150,196	20,577
Current portion of lease liabilities	5,595	12,527	1,716
Deferred income	1,549	1,504	206
Deferred government subsidies	3,147	1,209	166
Income taxes payable	29	150	21

Total current liabilities	250,075	470,343	64,437

Non-current liabilities:
Long-term bank loans	9,308	20,500	2,808
Mandatorily redeemable non-controlling interests	40,000	—	—
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	751
Lease liabilities	75,308	125,719	17,223
Deferred income	1,486	—	—
Other non-current liabilities	2,477	6,350	870

Total non-current liabilities	134,351	158,341	21,692

Total liabilities	384,426	628,684	86,129

Shareholders’ equity:
Ordinary shares	80	90	12
Additional paid-in capital	1,951,936	2,923,178	400,474
Treasury shares	—	(10,085)	(1,382)
Statutory reserves	1,239	1,772	243
Accumulated deficit	(1,754,542)	(1,984,851)	(271,923)
Accumulated other comprehensive income	15,079	25,539	3,499

Total EHang Holdings Limited shareholders’ equity	213,792	955,643	130,923
Non-controlling interests	427	171	23

Total shareholders’ equity	214,219	955,814	130,946

Total liabilities and shareholders’ equity	598,645	1,584,498	217,075

[9]	As of December 31, 2023 and December 31, 2024, amount due to a related party of RMB2,000 and RMB2,000 (US$274) are included in contract liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	56,604	128,128	164,278	22,506	117,426	456,152	62,493
Costs of revenues	(19,986)	(49,713)	(64,590)	(8,849)	(42,115)	(176,206)	(24,140)

Gross profit	36,618	78,415	99,688	13,657	75,311	279,946	38,353
Operating expenses:
Sales and marketing expenses	(20,712)	(47,279)	(36,203)	(4,960)	(60,389)	(131,027)	(17,951)
General and administrative expenses	(55,626)	(59,559)	(69,246)	(9,487)	(150,092)	(232,716)	(31,882)
Research and development expenses	(38,140)	(43,866)	(55,963)	(7,667)	(167,315)	(199,465)	(27,327)

Total operating expenses	(114,478)	(150,704)	(161,412)	(22,114)	(377,796)	(563,208)	(77,160)
Other operating income	2,668	17,543	6,358	871	6,233	29,869	4,092

Operating loss	(75,192)	(54,746)	(55,366)	(7,586)	(296,252)	(253,393)	(34,715)
Other income (expense):
Interest and investment income	4,339	8,944	12,028	1,648	8,484	30,599	4,192
Interest expenses	(682)	(847)	(870)	(119)	(2,930)	(3,375)	(462)
Amortization of debt discounts	—	—	—	—	(12,023)	—	—
Foreign exchange gain (loss)	697	353	(813)	(111)	394	(1,188)	(163)
Other non-operating (expense) income, net	(1,948)	43	73	10	1,752	2,064	283

Total other income (expense)	2,406	8,493	10,418	1,428	(4,323)	28,100	3,850
Loss before income tax and loss from equity method investment	(72,786)	(46,253)	(44,948)	(6,158)	(300,575)	(225,293)	(30,865)

Income tax expenses	(74)	(190)	(177)	(24)	(206)	(386)	(53)

Loss before loss from equity method investment	(72,860)	(46,443)	(45,125)	(6,182)	(300,781)	(225,679)	(30,918)
Income (loss) from equity method investment	399	(1,689)	(1,752)	(240)	(1,560)	(4,353)	(596)

Net loss	(72,461)	(48,132)	(46,877)	(6,422)	(302,341)	(230,032)	(31,514)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(72,461)	(48,132)	(46,877)	(6,422)	(302,341)	(230,032)	(31,514)
Net loss attributable to non-controlling interests	197	76	19	3	641	256	35

Net loss attributable to ordinary shareholders	(72,264)	(48,056)	(46,858)	(6,419)	(301,700)	(229,776)	(31,479)
Net loss per ordinary share:
Basic and diluted	(0.58)	(0.35)	(0.33)	(0.05)	(2.48)	(1.71)	(0.23)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	125,431	137,807	141,307	141,307	121,494	134,367	134,367
Diluted	125,431	137,807	141,307	141,307	121,494	134,367	134,367
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.16)	(0.70)	(0.66)	(0.10)	(4.96)	(3.42)	(0.46)
Other comprehensive (loss) income
Foreign currency translation adjustments net of nil tax	(4,525)	(13,053)	19,946	2,733	69	10,460	1,433

Total other comprehensive (loss) income, net of tax	(4,525)	(13,053)	19,946	2,733	69	10,460	1,433
Comprehensive loss	(76,986)	(61,185)	(26,931)	(3,689)	(302,272)	(219,572)	(30,081)
Comprehensive loss attributable to non-controlling interests	197	76	19	3	641	256	35

Comprehensive loss attributable to ordinary shareholders	(76,789)	(61,109)	(26,912)	(3,686)	(301,631)	(219,316)	(30,046)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Sales and marketing expenses	(20,712)	(47,279)	(36,203)	(4,960)	(60,389)	(131,027)	(17,951)
Plus: Share-based compensation	4,585	26,963	18,092	2,479	18,958	65,597	8,987

Adjusted sales and marketing expenses	(16,127)	(20,316)	(18,111)	(2,481)	(41,431)	(65,430)	(8,964)

General and administrative expenses	(55,626)	(59,559)	(69,246)	(9,487)	(150,092)	(232,716)	(31,882)
Plus: Share-based compensation	37,144	28,281	45,334	6,211	79,327	134,984	18,493

Adjusted general and administrative expenses	(18,482)	(31,278)	(23,912)	(3,276)	(70,765)	(97,732)	(13,389)

Research and development expenses	(38,140)	(43,866)	(55,963)	(7,667)	(167,315)	(199,465)	(27,327)
Plus: Share-based compensation	8,589	8,551	19,833	2,716	53,200	72,543	9,938

Adjusted research and development expenses	(29,551)	(35,315)	(36,130)	(4,951)	(114,115)	(126,922)	(17,389)

Operating expenses	(114,478)	(150,704)	(161,412)	(22,114)	(377,796)	(563,208)	(77,160)
Plus: Share-based compensation	50,318	63,795	83,259	11,406	151,485	273,124	37,418

Adjusted operating expenses	(64,160)	(86,909)	(78,153)	(10,708)	(226,311)	(290,084)	(39,742)

Operating loss	(75,192)	(54,746)	(55,366)	(7,586)	(296,252)	(253,393)	(34,715)
Plus: Share-based compensation	50,318	63,795	83,259	11,406	151,485	273,124	37,418

Adjusted operating (loss) income	(24,874)	9,049	27,893	3,820	(144,767)	19,731	2,703

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2023	September 30, 2024	December 31, 2024		December 31, 2023	December 31, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(72,461)	(48,132)	(46,877)	(6,422)	(302,341)	(230,032)	(31,514)
Plus: Share-based compensation	50,318	63,795	83,259	11,406	151,485	273,124	37,418
Plus: Amortization of debt discounts	—	—	—	—	12,023	—	—

Adjusted net (loss) income	(22,143)	15,663	36,382	4,984	(138,833)	43,092	5,904

Net loss attributable to ordinary shareholders	(72,264)	(48,056)	(46,858)	(6,419)	(301,700)	(229,776)	(31,479)
Plus: Share-based compensation	50,318	63,795	83,259	11,406	151,485	273,124	37,418
Plus: Amortization of debt discounts	—	—	—	—	12,023	—	—

Adjusted net (loss) income attributable to ordinary shareholders	(21,946)	15,739	36,401	4,987	(138,192)	43,348	5,939

Shares used in net (loss) earnings per ordinary share computation (in thousands of shares):
Basic	125,431	137,807	141,307	141,307	121,494	134,367	134,367
Diluted	125,431	140,516	143,959	143,959	121,494	135,835	135,835
Adjusted basic net (loss) earnings per ordinary share	(0.17)	0.11	0.26	0.035	(1.14)	0.32	0.04
Adjusted diluted net (loss) earnings per ordinary share	(0.17)	0.11	0.25	0.035	(1.14)	0.32	0.04
Adjusted basic net (loss) earnings per ADS	(0.34)	0.22	0.52	0.070	(2.28)	0.64	0.08
Adjusted diluted net (loss) earnings per ADS	(0.34)	0.22	0.50	0.070	(2.28)	0.64	0.08